Exhibit 99.1

Sebastian Brooke has decided to leave Seajacks and seek new opportunities

29 Feb 2024

Sebastian Brooke is a founder of Seajacks, a member of the senior management team since 2009, and formally took over the leadership of Seajacks in May 2023. Since then, a lot has happened. Sebastian has played a vital role in making Seajacks a commercial success and paved the way for the merger with Cadeler, which has positioned the new Cadeler as the market leader in offshore wind installation.

“This is a natural time for me to step back and reflect on my next move. I have really enjoyed the years I have worked at Seajacks, am extremely proud of what the organization has achieved and am very grateful to have shared the journey with so many capable colleagues and friends. During the next period I am planning to spend time with my family and reflect on my future endeavours.” says Sebastian Brooke in a statement.

"I fully respect Sebastian's decision. Throughout the years in Seajacks, Sebastian has delivered impressive results and a dedicated effort – which I know is recognized by both colleagues and partners throughout the industry”, says Mikkel Gleerup, CEO of Cadeler.

About Cadeler

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR).

For further information, please contact:

Mikkel Gleerup, CEO of Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com